Exhibit 21.1

IEG Holdings Corporation

Subsidiaries of the Registrant

Entity Name	Place of Incorporation
Investment Evolution Global Corporation	Delaware
Investment Evolution Corporation	Delaware
Investment Evolution Australia Corporation	Delaware
IEC SPV, LLC	Delaware